UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR	☐
For Period Ended: December 31, 2023
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
TRISALUS LIFE SCIENCES, INC.
Full Name of Registrant
MedTech Acquisition Corporation
Former Name if Applicable

6272 W 91st Ave
Address of Principal Executive Office (Street and Number)

Westminster, Colorado 80031
City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TriSalus Life Sciences, Inc. (the “Company” or “we”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) with the Securities and Exchange Commission (“SEC”) without unreasonable effort or expense. The Annual Report cannot be filed by the prescribed due date because additional time, resources and effort are required to complete work related to the Company’s financial reporting and close procedures, and to consider the significance of the errors identified in the Company’s fiscal quarterly results previously filed.
The Company identified errors in the timing of stock-based compensation expense and clinical trial related research and development expenses and the use of incorrect assumptions. We are working diligently to evaluate the materiality of the errors to determine whether any corrections for previously disclosed 2024 quarterly results are required and to complete the Company’s year-end 2024 financial statements. In addition, the Company needs additional time to consider the significance of newly identified deficiencies associated with the errors. These deficiencies relate to material weaknesses associated with stock compensation and clinical trial prepaids and accruals. The Company anticipates that the Annual Report will be filed on or before the fifteenth calendar day following the prescribed due date.
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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James Young	(847)	337-0655
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On March 27, 2025, the Company furnished a Current Report on Form 8-K (the “Form 8-K”) to the SEC that included a press release announcing the Company’s unaudited financial results for the fourth quarter and year ended December 31, 2024.
As reflected in the Company’s press release, which was furnished as Exhibit 99.1 to the Form 8-K, the Company expects to report the following results:
•Total revenue was $8.3 million in Q4 and $29.4 million for the full year ended December 31, 2024, representing growth of 44% and 59% respectively versus the prior year periods.
•Gross margins were 85% and 86% for Q4 and the full year ended December 31, 2024.
•Operating losses were $7.6 million in Q4 and $36.2 million for the year ended December 31, 2024. These amounts represent decreases from $14.2 million and $54.5 million, respectively in the prior year periods.
•Net losses available to common stockholders were $10.1 million in Q4 and $30.0 million for the year ended December 31, 2024. These amounts represent decreases from $35.6 million and $59.4 million in the prior year periods.
While the Company does not expect material changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as of and for the year ended December 31, 2024.
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Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “expects,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the materiality of the errors in the Company’s previously filed financial results, the Company’s ability to file the Annual Report within the time period prescribed by Rule 12b-25, and the Company’s expectations regarding its financial results for the fiscal year ended December 31, 2024, including the expectation that there will be no material changes to the information reported on the Form 8-K. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the materiality of the errors identified in the Company’s previously filed quarterly financial results, the potential that the Company may be required make corrections to its previously filed financials; the Company’s ability to identify and correct the identified errors in determining its stock-based compensation expense and clinical trial related research and development expense and to otherwise finalize its 2024 financial statements on a timely basis, the ability of the Company to timely file its Annual Report, the Company’s ability to identify and evaluate the significance of deficiencies associated with the errors, the potential that the 2024 financial statements filed with the Company’s Annual Report will contain material changes from the preliminary unaudited financial information reported on the Form 8-K, and the potential the Company may experience other issues in its financial reporting that could cause the information contained in the Annual Report to be different from the information reported on the Form 8-K. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, except as required by applicable law.
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TriSalus Life Sciences, Inc.
(Name of Registrant as Specified in Charter)
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2025	By:	/s/ James Young
		Name:	James Young
		Title:	Chief Financial Officer